FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby announces to the market that, pursuant to the Notice to Shareholders published on July 6, 2009, it will be carried out, on July 7, 2010, the mandatory conversion of the third portion of the Company’s Class B Preferred Shares (“PNB”), corresponding to 20% of the total PNB shares issued on September 21, 2009 (this amount represents, on the present date, 50% of the currently PNB shares), into Class A Preferred Shares (“PNA”), in the proportion of 1 PNB into 1 PNA.

Pursuant to item 2.4 of the Notice to Shareholders mentioned above, on July 7, 2010, it will be verified and published eventual difference between the weighted average of the price per volume of PNA, in the fifteen trading sessions of BM&FBOVESPA immediately preceding of the date hereto, and the value corresponding to forty reais (R$40.00), duly adjusted in accordance with the variation of the CDI rate, as of June 7, 2009 up to July 7, 2010.

The Company’s Investor Relations Department is at the shareholders’ disposal to clarify any matters relating to the purpose of this Notice through the telephone number +55 11 3886-0421 or the e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, July 2, 2010.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 02, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.